September 30, 2025

VIA EDGAR

Madeleine Joy Mateo

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prosperity Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-290333
Request for Effectiveness

Dear Ms. Mateo:

Reference is made to the Registration Statement on Form S-4 (File No. 333-290333) filed by Prosperity Bancshares, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2025, as amended on September 30, 2025 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Matthew T. Carpenter at (212) 403-1031 or MTCarpenter@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Carpenter when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

PROSPERITY BANCSHARES, INC.

By:	/s/ Charlotte Rasche
Name:	Charlotte Rasche
Title:	Executive Vice President and General Counsel

cc:	Matthew T. Carpenter, Wachtell, Lipton, Rosen & Katz